SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)

Dynasty Energy Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

268128 105
(CUSIP Number)

Joseph Meuse

Belmont Partners, LLC

360 Main Street

P.O. Box 393

Washington, VA 22747

540-675-3149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 268128 105

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Joseph J. Meuse
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF	7.	SOLE VOTING POWER
SHARES		66,430,504(1)
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		66,430,504(1)
PERSON	10.	SHARED DISPOSITIVE POWER
WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,430,504(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 66.26%
14.	TYPE OF REPORTING PERSON: IN

(1) Represents 66,430,504 shares held by Belmont Partners, LLC a Virginia limited liability company, of which Mr. Meuse is the sole member and beneficial owner.

CUSIP No. 268128 105

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Belmont Partners, LLC 20-3718288
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Commonwealth of Virginia

NUMBER OF	7.	SOLE VOTING POWER
SHARES		66,430,504
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		66,430,504
PERSON	10.	SHARED DISPOSITIVE POWER
WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,430,504
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 66.26%
14.	TYPE OF REPORTING PERSON: CO

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D (the “Schedule”) relates is the common stock, par value $.00001 per share (the “Common Stock”) of Dynasty Energy Resources, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 360 Main Street, P.O. Box 393, Washington, VA 22747.

Item 2.  Identity and Background

(a) The persons filing this statement are Belmont Partners, LLC a Virginia limited liability company (“Belmont”) and Joseph J. Meuse, a natural person (“Mr. Meuse” and together with Belmont, the “Reporting Persons”).

(b) The business address of Mr. Meuse is 360 Main Street, P.O. Box 393, Washington VA, 22747 which is also Belmont’s principal office.

(c) The principal occupation of Mr. Meuse is Managing Director of Belmont. Belmont is beneficially owned and controlled by Mr. Meuse.

(d) During the last five years, neither Mr. Meuse or Belmont have been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Mr. Meuse or Belmont have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Meuse is a citizen of the United States of America and Belmont is a limited liability corporation organized under the laws of the Commonwealth of Virginia, USA.

Item 3 Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this Schedule pursuant to that certain share purchase agreement, dated  April 28, 2010, attached hereto as exhibit 1 by and among Belmont, the Issuer and Wall Street Equity Options & Futures Corp. Pursuant to the Stock Purchase Agreement, Belmont acquired 66,430,504 in exchange for $190,000.00. As a result of this transaction Belmont controlled 66.26% of the Issuer’s common stock.

Mr. Meuse is the sole member of Belmont and may be deemed to be the beneficial owner of the shares held by it. Mr. Meuse expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of the Issuer’s Common Stock which are the subject of this schedule, pursuant to the transaction described in Item 3 above. In connection with the Stock Purchase Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on May 3, 2010.

Item 5.  Interest in Securities of the Issuer

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Meuse beneficially owns and controls the shares of the Issuer’s Common Stock held by Belmont, representing 66.26% of the outstanding shares of the Issuer’s Common Stock (based on 100,255,890 shares of Common Stock Outstanding as of March 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q flied on April 27, 2010) .. Mr. Meuse owns and controls the shares held by Belmont because he is the sole member of Belmont. Mr. Meuse expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b) Mr. Meuse has sole voting and dispositive power over the shares of Common Stock of the Issuer that are directly and beneficially owned by Belmont. Neither Mr. Meuse nor Belmont own any other securities of the Issuer.

(c) Other than the transactions described in Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings, or Relationships with respect to securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement, dated April 28, 2010 by and among Belmont, Wall Street Equity Options & Futures Corp. and the Issuer.

Exhibit 2 Joint Filing Agreement between Belmont and Mr. Meuse.

Exhibit 2

 Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, each of the undersigned herby agrees to the joint filing on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Dynasty Energy Resources, Inc. and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated September 15, 2010 Belmont Partners, LLC

By: /s/ Joseph J. Meuse

Name: Joseph J. Meuse

Title: Managing Director

/s/ Joseph J. Meuse

Joseph J. Meuse